UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

Suite 501, 1540 West 2nd Avenue, Vancouver, British Columbia V6J 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Pan American Gold Corporation

(an Exploration Stage Company)

Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2007 and 2006

(Notice of No Auditor Review)

Pan American Gold Corporation

(an Exploration Stage Company)

Interim Consolidated Balance Sheet

(Unaudited – prepared by management)

June 30, 2007

	June 30, 2007	December 31, 2006
	(Unaudited)	(Audited)

Assets
Current
Cash	$ 2,852	$ 120,689
Other receivable	20,813	9,721

	23,665	130,410
Resource properties	13,270	176,707

	$ 36,935	$ 307,117

Liabilities
Current
Accounts payable	$ 40,683	$ 65,685
Loans payable	77,761	70,229

	118,444	135,914

Stockholders’ Equity

Capital stock	8,605,482	8,509,552
Contributed surplus	280,147	223,323
Deficit	(8,967,138)	(8,561,672)

	(81,509)	171,203

	$ 36,935	$ 307,117

Pan American Gold Corporation

(an Exploration Stage Company)

Interim Consolidated Statements of Operations and Deficit

(Unaudited – prepared by management)

For the Three and Six Months Ended June 30, 2007 and 2006

	For the Three Months Ended		For the Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Expenses
Consulting	$ 8,008	$ 7,735	$ 56,826	$ 25,937
Accounting	-	23,000	500	23,030
Management fees	19,889	9,986	41,106	9,986
Legal	14,207	25,712	16,096	38,060
Investor relations	5,761	11,267	27,560	11,267
Transfer agent and filing fees	2,308	10,257	3,335	13,627
Rent, office and administration	15,822	5,000	56,008	5,000
Travel	7,539	1,727	7,539	1,727
Interest and bank charges	408	411	957	793

	73,942	95,095	209,927	129,427
Other Income (Expenses)
Foreign exchange	6,686	(18,357)	10,431	(14,221)
Write-off of resource properties	1,639	-	(206,682)	-
Interest on promissory note	-	(26,273)	-	(61,255)
Gain on disposal of partnership interest	-	278,860	-	278,860
Interest income	712	131	712	130

Net loss for the period	64,905	139,266	405,466	62,513

Deficit, beginning of period	8,902,233	8,348,141	8,561,672	8,271,388

Deficit, end of period	$ 8,967,138	$ 8,208,875	$ 8,967,138	$ 8,208,875

Basic and diluted loss per share	$ 0.00	$ 0.00	$ 0.01	$ 0.00

Weighted average common shares outstanding	36,041,256	35,017,227	36,041,256	34,635,110

Pan American Gold Corporation

(an Exploration Stage Company)

Interim Consolidated Statements of Cash Flows

(Unaudited – prepared by management)

For the Three and Six Months Ended June 30, 2007 and 2006

	For the Three Months Ended		For the Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating activities
Net loss	$ (64,905)	$ (139,266)	($405,466)	(62,513)
Adjustment for:
Stock based compensation expense	8,008	-	56,826	-
Interest on promissory note	-	26,273	-	61,255
Unrealized foreign exchange gain Write off of mineral property	(3,286) (1,639)	- -	(3,286) 206,682	- 11,574
Gain on disposal of partnership interest	-	(278,860)	-	(278,860)
Changes in non-cash working capital balances:

(Increase) Decrease in other receivables	(3,281)	(6,421)	(10,992)	(8,526)
Increase (Decrease) in accounts payable	3,317	29,919	(15,796)	(49,569)

	(61,786)	(89,823)	(172,032)	(201,613)

Financing activity

Increase in loans payable	10,806	(3,197)	10,816	70,136
Proceeds from private placement	-	578,700	95,930	578,700
Increase in share subscriptions	-	(501,035)	-	70,136

	10,806	74,468	106,746	726,501

Investing activity

Shares returned to treasury	-	-	-	-
(Decrease) Increase in resource properties	(7,667)	(45,515)	(52,551)	(57,089)

	(7,667)	(45,515)	(52,551)	(57,089)

Increase (decrease) in cash	(58,647)	(60,870)	117,884	467,799
Cash, beginning of period	61,499	532,362	120,689	3,693

Cash, end of period	$ 2,852	$ 471,492	2,852	$ 471,492

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Unaudited – prepared by management)

For the Three and Six Months Ended June 30, 2007 and 2006

Note 1 – Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods in their application as the Company’s annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual financial statements at December 31, 2006.

Note 2 – Share Capital

Authorized:

Unlimited common shares

Unlimited non-voting convertible redeemable non-cumulative 6% preference shares

Issued and Outstanding:

	Number	$
Balance, December 31, 2006	35,227,116	8,509,552
Shares issued pursuant to private placement	814,140	95,973

Balance, June 30, 2007	36,041,256	8,605,525

Warrants:

Exercise Price	Balance, December 31, 2006	Expired	Balance, June 30, 2007	Expiry Date
US $0.80	1,000,000	1,000,000	-	April 10, 2007
US $0.20	-	814,140	814,140	March 5, 2009

Stock options:

Exercise Price	Balance, December 31, 2006	Issued	Cancelled	Balance, June 30, 2007	Expiry Date
US $0.35	1,200,000	-	1,200,000	-	October 18, 2011
US $0.20	-	1,200,000	600,000	600,000	October 18, 2011

At June 30, 2007, there were 600,000 exercisable options outstanding.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Unaudited – prepared by management)

For the Three and Six Months Ended June 30, 2007 and 2006

Note 3 – Writedown of Resource Property

During the first quarter, the company abandoned it’s interest in the Huicicila (Miravalles) in Nayarit State, Mexico. As a result, the value of the mineral property has been written down to $nil. Additional expenditures related to property subsequent to March 31, 2007 have been included in current quarter’s writedown balance.

Note 4 – Related Party Transactions

During the three months ended June 30, 2007, the incurred the following expenses with management, directors or companies with a common director:

	Six months ended June 30,
	2007	2006
Consulting and management fees	$ 41,106	$ 25,937

The expenses were measured at the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Included in accounts payable at June 30, 2006 is an amount of $6.300 owing to an officer of the company.

Note 5 – Subsequent Events

Subsequent to the quarter, the company re-priced 600,000 options originally outstanding at an exercise price of $0.20 to $0.05. These options expire on October 18, 2011.

Subsequent to the quarter-end, the company issued 1,200,000 stock options exercisable at a price of $0.05. The options expire on October 18, 2011.

Subsequent to the quarter, the company completed a private placement whereby the company issued 1,000,000 units at a price of $0.05 for total proceeds of US$50,000. Each unit consists of one share and one warrant to purchase a share at $0.05. The warrant expires on August 24, 2009.

PAN AMERICAN GOLD CORPORATION

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 28, 2007

The following discussion and analysis of our financial condition and results of operations for the quarter ended June 30, 2007 and June 30, 2006 should be read in conjunction with our audited consolidated financial statements and related notes dated December 31, 2006 and the interim unaudited financial statements ended March 31, 2007. Our financial statements were prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts included in the following discussion are expressed in Canadian dollars unless otherwise noted.

Our company’s Chief Executive Officer and Chief Financial Officer are responsible for maintaining our disclosure controls and procedures. Based on the evaluation of our disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures operated effectively as of June 30, 2007.

Notice Regarding Forward-Looking Statements

This discussion and analysis of our financial condition and results of operations contains “forward-looking statements” within the meaning of applicable Canadian securities legislation that reflect our current expectations, forecasts and assumptions.

Generally, forward looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words or phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are advised to consider such forward-looking statements in light of the risks set forth in our filings that are available on the SEDAR website at www.sedar.com. We do not undertake to update any forward-looking statements that are included herein.

Nature of Business

Our company was incorporated under the laws of the Province of Ontario (specifically under the Ontario Business Corporations Act) on April 24, 1967 under the name “Jolly Jumper Products of America Limited”. On September 25, 1987, our name was changed to “Sun Valley Hot Springs Ranch Inc.” Our name changed to “Tri-Valley Free Trade Inc.” on March 26, 1991 and to “Tri-Valley Investments Corporation” on June 19, 1995. On October 2, 1998, our name changed to “Tri-Lateral Venture Corporation” and, on May 6, 2004, our name was changed to our present legal and commercial name “Pan American Gold Corporation”. We are a reporting issuer under the securities laws of the Province of Ontario. We are a foreign private issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. Our common shares are quoted on the OTC Bulletin Board under the symbol “PNAMF”.

We are in the business of acquiring, exploring and developing (when appropriate) natural resource properties. We own the Lennie property, a gold exploration project located in the Red Lake gold camp in Ontario, Canada.

We do not have defined mineral resources or reserves on any of our exploration properties. Discovering new mineral deposits is dependent on a number of factors including the experience of exploration personnel involved, the location of the property, and most important, stable funding of exploration programs. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including country of location, size, grade, and proximity to infrastructure, as well as metal prices. The prices of most metals, including gold, have increased significantly over the past two years, improving the probability of success that a new discovery will be economic, as well as the improving access to capital to finance on-going activities.

Overview of Operations

Option of Nayarit State, Mexico Gold Property

On May 15, 2006, we entered into a letter agreement whereby we can earn a 100% interest in the Huicicila gold and silver property located in Nayarit State, Mexico. A due diligence review was completed. On July 6, 2006, we incorporated a wholly-owned Mexican company, Compania Minera P.A.M., S.A. de C.V. A definitive option agreement was executed through this subsidiary on October 3, 2006. The Company completed phase one of the exploration program. During the quarter,, the Company abandoned the property as a result of inability to complete payment obligations to the property owner. The abandonment was reflected in the Company’s first quarter financial statements.

Private Placements

No private placement were completed by the company in the current quarter. Subsequent to the quarter, the Company completed a private placement whereby 1,000,000 units were sold at a price of $0.05 per unit. Each unit consists of a share and a share purchase warrant exercisable at $0.05 per warrant.

Management Changes

During the quarter, Eugene Schmidt resigned as a director and Vice President of Exploration. Additionally, Ramon Farias was replaced on the Board of Directors by Denny Roman at the annual general meeting held on June 27, 2007. Mr. Farias did not apply for re-election.

General Activities

During the three months ended June 30, 2007, we continued and completed our initial stage of exploration work on the Huicicila property in Nayarit State, Mexicoand the Company’s option payment obligations were not completed. As a result the property was returned the property vendor and the option agreement was cancelled.

We have maintained our Red Lake property and have had discussions with resource companies over the past year with respect to optioning an interest in the property for an exploration commitment.

We continue to review additional prospective resource properties and pursue additional financing.

Selected Annual Information

	2006	2005	2004
Total Revenue	Nil	Nil	Nil
Income (loss) before discontinued operations and extraordinary items
Total	$ (290,284)	$ (428,078)	$ (982,572)
Per share	$ (0.01)	$ (0.01)	$ (0.03)
Income (loss) after discontinued operations and extraordinary items
Total	(290,284)	(428,078)	(982,572)
Per share	$ (0.01)	$ (0.01)	$ (0.03)
Total Assets	307,117	3,250,702	3,428,573
Long Term Liabilities	Nil	3,134,515	2,923,968
Dividends	Nil	Nil	Nil

In 2004, we conducted significant exploration activities until a shortage of available funds necessitated a reduction in activity in 2005. In 2002 and 2003, we were relatively inactive while we restructured our operations. During 2005, we continued to look for new properties and to secure financing. In April 2006, we closed a US$500,000 private placement financing. This capital was used to advance the Huicicila property in Mexico and to review additional prospective resource projects. Subsequently, due to lack of available financing, we abandoned the property.

Results of Operations

At June 30, 2007, we had working capital deficiency of $98,153 compared with working capital of $171,203 at December 31, 2006. We will require additional financing during the next twelve month period to provide adequate funds for general working capital, to review additional prospective resource properties and to carry out exploration activities on our property, which, if not raised, could require curtailment of activities in the future.

Our net loss for the three month period ended June 30, 2007 totaled $76,199 as compared to a net loss of $139,266 for the same period in 2006. This was mostly due to a general and administrative expenses totalling $81,950. Our expenses reduced to $81,950 for the three months ended June 31, 2007 as compared to $95,095 from the comparative period in 2006. Notable decreases were incurred for accounting and legal.

The following is a summary of our financial results for the eight most recently completed quarters:

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	June 30	March 31	Dec 31	Sept 30	June 30	March 31	Dec 31	Sep30
	2007	2007	2006	2006	2006	2006	2005	2005
Total revenues	$-	$-	$-	$-	$-	$-	$-	$-
Net income (loss)	(76,199)	(340,661)	(263,447)	(89,350)	139,266	(76,753)	(51,515)	(160,976)
Per share	$(0.00)	$(0.01)	$(0.01)	$ 0.00	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Per share, fully diluted	$(0.00)	$(0.01)	$(0.01)	$ 0.00	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Liquidity

We had total assets of $36,070 as at June 30, 2007, which consisted of cash of $2,852, resource properties of $13,270, and other receivables of $19,958. We had no long-term liabilities as at June 30, 2007.

At June 30, 2007, we had working capital deficiency of $98,153. We will require additional funds to continue operations during the next twelve month period. We intend to raise required funds through debt issues or private placement financings of our equity securities. However, we can offer no assurance that we will be successful in raising such funds on terms favourable to us when required.

We intend to focus on reviewing and acquiring additional prospective resource properties during the second and third quarters of 2007.

Capital Resources

We do not own any producing mineral properties. Capital required to operate must come from debt or equity financings or from other sources such as joint venture partners.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Transactions with Related Parties

During the three months ended June 30, 2007, our company entered into the following related party transactions:

1.

Our company paid a total of $19,889 in consulting fee during the quarter ended June 30, 2007 to LF Ventures Inc., a company controlled by a director of our company, as compared to $9,986 for consulting fees during the quarter ended June 30, 2006.

Critical Accounting Estimates

We have adopted depreciation policies, which, in the opinion of management, are reflective of the estimated useful lives and abandonment cost, if any, of our assets. We have not currently recorded any amounts in respect of abandonment, as none of these costs have been identified at present.

In addition, we are capitalizing costs related to the development and furtherance of development properties. The recovery of those costs will be dependant on our ability to discover and develop economic reserves and then develop the projects in an economic fashion. Management believes that costs capitalized in respect of these projects are not impaired and no adjustments to carrying values are required at this time.

We use the Black Scholes valuation model in calculating stock based compensation expenses. The model requires that estimates be made of volatility; interest rates and the ensuing results could vary significantly if changes are made in these assumptions.

Financial Instruments and Other Instruments

Our financial instruments consist of cash, other receivables, accounts payable and accrued expenses, and loans payable. The Company has one loan payable outstanding which is non-interest bearing in the amount of $70,229. A second loan outstanding in the amount of $10,806 bears interest at 12% per annum. Both loans have no specific terms of repayment and are unsecured.

It is management’s opinion that our company is not exposed to significant interest, currency or credit risks arising from its other financial instruments and that their fair values approximate their carrying values except where separately disclosed.

Internal Controls

There has been no change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Outstanding Share Data

As of August 28, 2007, there were 37,041,256 fully paid and non-assessable shares of our common stock issued and outstanding. In addition, we had 600,000 options issued and outstanding as of June 30, 2007. We also had 814,140 share purchase warrants issued and outstanding as of June 30, 2007. Subsequent to the quarter end, the Company completed a private placement whereby 1,000,000 units were issued at a cost of $0.05 for total proceeds of $50,000. Each unit consisted of a share and a share purchas warrant exercisable at $0.05.

Additional Disclosure for Venture Issuers without Significant Revenue

	Six Month Period Ended June 30, 2007	Six Month Period Ended June 30, 2006
Capitalized or expensed Exploration and Development Costs	$ 43,245	$ 57,089
Expensed Research and Development Costs	Nil	Nil
General and Administrative Expenses	$ 217,935	$ 129,427
Material Costs	Nil	Nil

Capitalized or Expensed Exploration and Development Costs

For the Huicicila (Miravalles) property, we expensed $206,682 during the six month period ended June 30, 2007 and $nil during the same period for 2006. The cumulative capitalized investment of $206,682 was written off during the six month period ended June 30, 2007.

Additional Information

Additional information relating to our company is available for viewing on the SEDAR website at www.sedar.com.

Form 52-109F2 Certification of Interim Filings

I, Steve Bajic, Chief Executive Officer of Pan American Gold Corporation, certify that:

1.         I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pan American Gold Corporation, (the issuer) for the interim period ending June 30, 2007;

2.         Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.         Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.         The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)       designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)       designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.         I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 29, 2007

/s/ Steve Bajic___________

Steve Bajic

Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, Martin Bajic, Chief Financial Officer of Pan American Gold Corporation, certify that:

1.         I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pan American Gold Corporation, (the issuer) for the interim period ending June 30, 2007;

2.         Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.         Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.         The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)       designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)       designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.         I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 29, 2007

/s/ Martin Bajic___________

Martin Bajic

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Steve Bajic

Steve Bajic,

President and Director

Date: August 30, 2007

CW1398241.1